                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*


   Tannen      Michael
   (Last)      (First)      (Middle)


   90 Riverside Drive, Suite 5B
               (Street)


   New York    New York     10024
   (City)      (State)      (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Acclaim Entertainment, Inc. (AKLM)

3. I.R.S. or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

   October 1998

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (Check all applicable)

   /x/ Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)

7. Individual or Joint/Group Filing (Check applicable line)

   /x/ Form filed by one Reporting Person
   / / Form filed by more than one Reporting Person


                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock, par value
$0.02 per share                 10/30/98     M             6,252          A   $2.083                    D


Common Stock, par value
$0.02 per share                 10/30/98     S             6,252          D   $7.90625                  D


Common Stock, par value
$0.02 per share                 10/30/98     S             5,000          D   $7.875          0         D
                                                                                          4,000         I             *


*If the form is filed by more than one Reporting Person, see Instruction
 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Options: Right to Buy                      $6.375       10/1/98     A(1)    V      18,750                      (1)          9/30/08

Options: Right to Buy                      $2.083       10/30/98     D                           6,252         (2)         12/19/00

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Options: Right to Buy         Common Stock                 18,750                      18,750          D

Options: Right to Buy         Common Stock                  6,252                           0

Explanation of Responses:

(1) The options which, were granted under the Issuer's 1998 Stock Incentive Plan, become exercisable in one-third installments on each of October 1, 1999, October 1, 2000 and October 1, 2001.

(2) The options, which were granted under the Issuer's 1988 Stock Option Plan, became exercisable in one-third installments on each of December 19, 1991, December 19, 1992 and December 19, 1993.

* Such shares are owned by Michael Tannen & Associates Retirement Plan and Trust, of which Mr. Tannen is the sole beneficiary.

/s/ Michael Tannen                         November 10, 1998
---------------------------------------    --------------------------
**Signature of Reporting Person            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.